UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Wind River Systems, Inc.

(Name of Subject Company (Issuer))

APC II Acquisition Corporation

(Offeror)

A Wholly Owned Subsidiary of

Intel Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert Townsend, Esq.

S. Dawn Smith, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,069,696,661.50	$59,689.07

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 93,017,101 shares of common stock, par value $0.001 per share of Wind River Systems, Inc. (the “Seller”), including the associated rights to purchase shares of the Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Seller, at a purchase price of $11.50 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 76,892,405 shares of common stock of the Seller that were issued and outstanding as of May 31, 2009; (ii) 9,819,686 shares of common stock of the Seller potentially issuable upon conversion of outstanding in-the-money stock options as of May 31, 2009, (iii) 3,173,360 shares of common stock subject to outstanding restricted stock units as of May 31, 2009, (iv) 2,931,650 shares of common stock reserved for issuance under the employee stock purchase plan of the Seller as of May 31, 2009, and (v) 200,000 shares of common stock subject to outstanding performance share awards as of May 31, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued by the Securities and Exchange Commission on March 11, 2009, by multiplying the transaction value by .00005580.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $59,689.07	Filing Party: Intel Corporation and APC II Acquisition Corporation

Form of Registration No.: Schedule TO	Date Filed: June 11, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO that was originally filed with the Securities and Exchange Commission on June 11, 2009 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on June 16, 2009, Amendment No. 2 filed on June 24, 2009, Amendment No. 3 filed on July 2, 2009 and Amendment No. 4 filed on July 10, 2009, the “Schedule TO”), by (i) APC II Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Amendment relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Company Shares”) including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights,” and collectively, with the Company Shares, the “Shares”), of Wind River Systems, Inc., a Delaware corporation (the “Seller”), at a purchase price of $11.50 per Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9, 11 and 12 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“The subsequent offering period for the Offer expired as scheduled at 12:00 a.m. (midnight), New York City time, on July 15, 2009. The subsequent offering period was not extended. The Depositary has advised Parent and Purchaser that, as of the expiration of the subsequent offering period of the Offer, a total of approximately 69,345,366 Shares had been validly tendered in the Offer, representing approximately 89% of the Shares outstanding. The Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn in the Offer and all Shares validly tendered during the subsequent offering period of the Offer.

Pursuant to the terms of the Merger Agreement, the Purchaser exercised its option (the “Top-Up Option”) to purchase directly from Seller an additional number of Shares sufficient (when combined with the Shares purchased by the Purchaser in the Offer) to give the Purchaser ownership of at least one Company Share more than 90% of the outstanding Company Shares at a price of $11.50 per Share. Pursuant to the exercise of the Top-Up Option, the Purchaser purchased an aggregate of 8,905,243 Shares.

Following the expiration of the Offer and the exercise of the Top-Up Option, Parent caused the Purchaser and the Seller to consummate the Merger. In accordance with the Merger Agreement, the Purchaser was merged with and into the Seller with the Seller continuing as the Surviving Corporation and as a wholly-owned subsidiary of Parent. At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held in treasury by the Seller, Shares owned by Parent or the Purchaser or Shares held by stockholders who properly demand appraisal rights under the DGCL) was converted into the right to receive $11.50 per Share, net to the applicable stockholder in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Select Market.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APC II Acquisition Corporation

Date: July 16, 2009	By:	/s/ Tiffany D. Silva
	Name: Title:	Tiffany D. Silva Secretary

Intel Corporation

Date: July 16, 2009	By:	/s/ Cary I. Klafter
	Name: Title:	Cary I. Klafter Vice President, Legal and Corporate Affairs, and Corporate Secretary

Certificate of Resolutions Regarding Signature Authority

I, Teresa L. Remillard, duly appointed and acting Assistant Secretary of Intel Corporation, a Delaware corporation, do hereby certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of Intel Corporation at a meeting duly called and held on May 19, 2009, at which a quorum was present at all times, and that such resolutions have not been amended or rescinded and are still in full force and effect:

RESOLVED, that the Chairman of the Board, the President and Chief Executive Officer, the Executive Vice President and President, Intel Capital, the Chief Financial Officer, the Secretary, the General Counsel or the Treasurer, (the “Authorized Officers”), or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to execute and deliver such agreements, documents, instruments and certificates as appropriate and desirable to evidence the terms and conditions of the Transaction (collectively, the “Definitive Agreements”); and be it further

RESOLVED, that the Authorized Officers or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to do any and all further things that may be necessary or advisable to carry out and effectuate the Transaction and these resolutions and to fully to perform the obligations of the Corporation under the Definitive Agreements and the Related Agreements, including, without limitation, cause to be prepared and to execute and cause to be filed with the Securities and Exchange Commission (the “Commission”) a Tender Offer Statement and/or a registration statement to register the Corporation’s common stock, if any, to be issued in connection with the Transaction and/or assumption of options or other convertible securities to be assumed in connection with the Transaction; and be it further

RESOLVED, that the appropriate officers of the Corporation or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to prepare and make any public announcement or make such filings with the Commission or applicable stock exchange regarding the Transaction that any appropriate officer of the Corporation deems necessary or appropriate.

IN WITNESS WHEREOF, I have executed this certificate this 16th day of June, 2009.

By:	/s/ Teresa L. Remillard
Name:	Teresa L. Remillard
Title:	Assistant Secretary